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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of July 22 , 1999


                       Dransfield China Paper Corporation
                       ----------------------------------
                              (Registrant's name)


               8th Floor, North Wing, Kwai Shun Industrial Centre
                     51-63 Container Port Road, Kwai Chung
                       New Territories, Hong Kong, China
                     --------------------------------------
                    (Address of principal executive offices)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                       Form 40-F
                                     ---                               ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes                              No  X
                                      ---                             ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]


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         The following sets forth a press release issued on July 21, 1999, by
Dransfield China Paper Corporation.

                                                            For more information
                                           Strategic Financial Relations Limited
                                           Richard Tsang /Anita Cheung/Joyce Lam
                                   Tel: 011-852-2527-0490 Fax: 011-852-2804-2789


                       DRANSFIELD CHINA PAPER CORPORATION
                    ACQUIRES AN ADDITIONAL 28.6% INTEREST IN
                              ITS PAPER MILL NO. 2
                                     * * *
                  FOCUSES ON DEVELOPMENT OF ITS PAPER BUSINESS

         (Hong Kong, July 21, 1999) - Hong Kong-based Dransfield China Paper Corporation (NASDAQ: DCPCF) ("Dransfield") today announced that it has increased its effective interest in Jiang Ying Dransfield Paper Co. Limited ("Jiang Ying Dransfield Paper"), from 46% to 74.6%, by acquiring the entire interest of a joint venture partner, Jiangsu Huaxi Group Corporation ("Jiangsu Huaxi") in Jiang Ying Dransfield Paper.

         Under the agreement, Jiangsu Huaxi has disposed of its entire interest in Jiang Ying Dransfield Paper Co. Ltd. to Dransfield, at a total consideration of 429,515 shares in Dransfield valued at a price of US$2.30 per share. Dransfield has also committed itself to assisting Jiangsu Huaxi to sell those shares over three years at that price.

         Jiang Ying Dransfield Paper was formerly set up by Dransfield's subsidiary, Dransfield Broadsino Paper Holdings Ltd. ("DBPH"), and Jiangsu Huaxi. It previously operated an electricity power plant and a paper mill. After the acquisition, it only possesses the paper mill in Jiangyin Huaxi, Jiangsu Province (Dransfield's "Paper Mill No. 2"). The paper mill will house facilities for waste paper storage, sorting and pulping, deinking, paper making and converting and warehousing. The electricity power plant will be owned and operated by Jiangsu Huaxi, which intends to expand the power plant into the second phase.

         Mr. Horace Yao, Chairman & CEO of Dransfield, said, "The acquisition is in line with our corporate strategy, that is to reduce our involvement in the power plant and to allow us to place greater emphasis on the development of the paper plant. We have full confidence in the prospect of our paper business, as paper products produced under our paper plant will be of top quality and will gain an excellent reputation in the industry. In addition, the share placement as a consideration for the acquisition not only alleviates pressure on our cash position and further capital investment, it also enhances the liquidity of Dransfield's shares."

         Mr. Yao continued, "Although self-sufficient electricity provision from our power was an advantage in the past, there is now an over abundance of electricity supply in the province and we can get supply from the national grid. With our establishment of a strong relationship with


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our local partner, we can operate the paper plant without a need for us to participate in the power plant."

         Dransfield China Paper Corporation is a Nasdaq-listed, Hong Kong-based company primarily engaged in the brokering and distribution of a variety of paper products in China and Hong Kong. Expanding into a major force in the PRC paper products industry, the Company has recently embarked upon a significant growth program that includes the construction of four strategically located pulp and paper mills in the PRC. Upon completion, the Company will be a full vertically-integrated paper company, engaged in the production and sale of recycled pulp, the production and sale of jumbo paper rolls, the conversion of jumbo paper rolls into tissue paper products, and the distribution of tissue paper products under the Company's own brand name.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       DRANSFIELD CHINA PAPER CORPORATION



                                       By: /s/ Thomas J. Kenan
                                           -----------------------------------
                                           Thomas J. Kenan, Director


Date:  July 22, 1999



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                                   AGREEMENT


Party A:   Jiangsu Huaxi Group Companies Limited - China
Party B:   Dransfield Broadsino Paper Holdings Limited - Hong Kong


         According to the board minutes of Jiang Ying Dransfield Paper Co. Ltd. dated December 8, 1998, Party A and Party B, after having made a number of discussions on the basis of friendly negotiations and mutual benefits, arrive at an agreement as follows:

         1. Jiang Ying Dransfield Paper Co. Ltd. changes from a joint venture enterprise (hereinafter, "JV") to a wholly-owned enterprise of Party B. The portion invested by Party A (for example, the power plant in Huaxi) shall be withdrawn from the JV. The paper mill of the JV shall be solely established and operated by Party B. The paper mill becomes a solely-owned enterprise of Party B.

         2. Party A and Party B shall jointly appoint financial specialists to conduct a complete review of the financial accounts of Jiang Ying Dransfield Paper Co. Ltd. since its establishment up to the day before it becoming a solely-owned enterprise of Party B. If Party B finds it necessary, it may appoint registered accountants to perform an audit of the accounts. Party A shall be responsible for any unreasonable expenses incurred so as to enable a smooth running of the solely-owned enterprise to be established.

         3. The landuse right of the land existing occupied by Party B (of approximately 102.74 mu, subject to confirmation by a surveyor) shall be transferred to Party B according to a board resolution of Jiang Ying Dransfield Paper Co. Ltd. passed on 8 December, 1998 - i.e. on the basis of RMB80,000 per mu. Upon the issue of the original Business License to the solely-owned enterprise, Party A shall transfer to the enterprise the land of 102.74 mu which is now occupied by Party B as aforesaid but is under the name of Party A. Party A shall also be responsible for making application for the relevant Landuse Right Certificate. Party A will be given the shares of Party B's holding company which are listed in the U.S.A., calculated at US$2.3 (RMB19.136) per share. At the request of Party A, Party B agrees to refer established securities brokers to act on behalf of Party A to dispose of its shares over a three-year period with the target of one-fifth in the first year, two-fifths in the second year, and two-fifths in the third year. The minimum selling price of the shares shall be not less than an amount equivalent to RMB19.136 per share. Party B shall reimburse Party A for any shortfall that may arise.

         4. Jiang Ying Dransfield Paper Co. Ltd. changes from a JV to a solely-owned enterprise. Party B shall appoint a responsible


                                                             Exhibit to Form 6-K
                                                               Page 1 of 2 Pages

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officer to make application for the establishment of the solely-owned enterprise. Party A shall actively give helping hands on making the application with the target of obtaining the Business License within one month.

         5. Party B assumes all the responsibilities for the debts of the paper mill of the original JV and those debts owed in the name of the JV but was actually incurred by the paper mill. Party A is free from any obligations to all these debts. Party A assumes all the responsibilities for the debts of the power plant of the original plant. Party B is free from any obligations to all these debts.

         6. This agreement is signed in quadruplicate. Each of the parties holds two sets.



Representative from Party A:  (Signed)
Date:    20 July, 1999



Representative from Party B:  (Signed)
Date:    20 July, 1999


                                                             Exhibit to Form 6-K
                                                               Page 2 of 2 Pages